Merger with Zoran – update
17 June 2011
Filed by CSR plc Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Zoran Corporation
Commission File No: 333-173590

Safe Harbour

This presentation is not a prospectus.  It does not constitute or form part of an offer to sell or any invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed merger between CSR plc (“CSR”) and Zoran Corporation (“Zoran”), (the “Transaction”) or otherwise. Any acceptance or response to the Transaction should be made only on the basis of the information referred to, in respect of CSR shareholders, a shareholder circular seeking the approval of CSR shareholders for the Transaction and issuance of ordinary shares in the form of ADSs to Zoran stockholders (the “Circular”) and a prospectus in connection with the admission of ordinary shares of CSR to the Official List and to trading on the London Stock Exchange (the “UK Prospectus”) or, in respect of the Zoran stockholders, the Proxy Statement and US Prospectus (the
“Proxy Statement/Prospectus”) which will form part of the amended Registration Statement on Form F-4 (the “Amended Registration Statement”) filed by CSR.
Forward-looking statements
This presentation contains, or may contain, ‘forward-looking statements’ in relation to CSR and Zoran (together such companies and their subsidiaries being the “Combined Group”) and the future operating performance and outlook of CSR and the Combined Group, as well as other future events and their potential effects on CSR and the Combined Group that are subject to risks and uncertainties. Generally, the words ‘will’, ‘may’, ‘should’, ‘continue’, ‘believes’, ‘targets’, ‘plans’, ‘expects’, ‘estimates’, ‘aims’, ‘intends’, ‘anticipates’ or similar expressions or negatives thereof identify forward-looking statements.  Forward-looking statements include statements relating to the following: (i) expected developments in product portfolio, expected revenues, expected annualised operating costs savings, expected future cash generation, expected future design wins and increase in market share, expected incorporation of our products in those of our customers, adoption of new technologies, the expectation of volume shipments of our products, opportunities in our industry and our ability to take advantage of those opportunities, the potential success to be derived from strategic partnerships, the potential impact of capacity constraints, the effect of our financial performance on our share price, the impact of government regulation, expected performance against adverse economic conditions, and other expectations and beliefs of our management, (ii) the expected benefits of the
Transaction, and (iii) the expansion and growth of CSR’s or Zoran’s operations (iv) the expected benefits of the Transaction, expected cost, revenue, technology and other synergies, the expected impact for customers and end-users,  future capital expenditures, expenses, revenues, earnings, synergies, economic performance, financial condition, losses and future prospects; (v) business and management strategies and the expansion and growth of CSR’s or Zoran’s operations and potential synergies and potential savings resulting from the
Transaction; and (vi) the effects of government regulation on CSR’s, Zoran’s or the Combined Group’s business (vii) the other statements set forth in the body of the presentation contained herein; and (viii) the anticipated timing of shareholder meetings and completion.

These forward-looking statements are based upon the current beliefs and expectations of the management of CSR and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements.  Many of these risks and uncertainties relate to factors that are beyond CSR’s and Zoran’s ability to control or estimate precisely and include, without limitation: the ability to obtain governmental approvals of the Transaction or to satisfy other conditions to the Transaction on the proposed terms and timeframe; the possibility that the Transaction does not close when expected or at all, or that the companies may be required to modify aspects of the Transaction to achieve regulatory approval; the ability to realize the expected synergies or savings from the Transaction in the amounts or in the timeframe anticipated; the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the Transaction; the ability to integrate Zoran's businesses into those of CSR's in a timely and cost-efficient manner; the development of the markets for Zoran's and CSR's products; the Combined Group’s ability to develop and market products containing the respective technologies of Zoran and CSR in a timely and cost-effective manner; weak current economic conditions and the difficulty in predicting sales, even in the short-term; factors affecting the quarterly results of CSR, Zoran and the
Combined Group; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of CSR, Zoran and following completion of the Transaction, the
Combined Group; production capacity; the ability to adequately forecast demand; customer relationships; the ability of CSR, Zoran and the Combined Group to compete successfully;
product warranties; the impact of legal proceedings; the impact of intellectual property indemnification practices; and other risks and uncertainties, including those detailed from time to time in CSR’s and Zoran’s periodic reports (whether under the caption Risk Factors or Forward Looking Statements or elsewhere). Neither CSR nor Zoran can give any assurance that such forward-looking statements will prove to have been correct.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Neither CSR nor Zoran nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.
Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of CSR, Zoran, or the Combined Group, following the implementation of the Transaction or otherwise.  No statement in this presentation should be interpreted to mean that the earnings per share, profits, margins or cash flows of CSR or the Combined Group for the current or future financial years would necessarily match or exceed the historical published figures.

Additional Information and Where to Find it

This presentation may be deemed to be solicitation material in respect of the Transaction involving CSR and Zoran. In connection with the Transaction, CSR intends to file with the US
Securities and Exchange Commission (the “SEC”) the Amended Registration Statement containing the Proxy Statement/Prospectus for the stockholders of Zoran. Each of CSR and Zoran intends to file other documents with the SEC regarding the Transaction. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND AMENDED REGISTRATION
STATEMENT (INCLUDING ANY SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT CSR OR ZORAN FILE WITH THE SEC WHEN THEY BECOME

Important Additional Information regarding solicitation of Zoran proxies
Zoran and its directors and certain executive officers and CSR, its directors and officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the approval of the Transaction. CSR has filed a Proxy Statement/Prospectus and Registration Statement, and expects to file an amended Proxy Statement/Prospectus and the Amended
Registration Statement with the SEC in connection with the solicitation of proxies to approve the Transaction. Information regarding the names of Zoran’s directors and executive officers and their respective interests in Zoran by security holdings or otherwise is set forth in Zoran’s proxy statement relating to the 2010 annual meeting of stockholders, which may be obtained free of charge at the SEC’s website at http://www.sec.gov and Zoran’s website at http://www.Zoran.com. Information about CSR’s directors and executive officers is set forth in CSR’s annual report on Form 20-F for the financial period ended 31 December 2010, which may be obtained free of charge at the SEC’s website at http://www.sec.gov and at CSR’s website at
www.csr.com. Additional information regarding the interests of such potential participants is included in the previously filed Proxy Statement/Prospectus and Registration Statement and will be included in the amended Proxy Statement/Prospectus and the Amended Registration Statement and other relevant documents to be filed with the SEC in connection with the solicitation of proxies to approve the Transaction.

AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain, free of charge, copies of the Proxy Statement/Prospectus, the Amended
Registration Statement and any other documents filed by CSR or Zoran with the SEC in connection with the Transaction at the SEC’s website at http://www.sec.gov, at Zoran’s website at
http://www.Zoran.com, and at CSR’s website at http://www.csr.com.

Current CSR business is tracking well
Business trading in line with guidance
Q2 guidance narrowed around unchanged central point:
US$190m — US$195m
Overall business resilient
Capacity constraints resolved
Key chip development programmes are on track

Zoran transaction renegotiated Confirmation of the fundamental value of Zoran Reiteration of strategic fit Agenda

Headline transaction terms
Offer price for Zoran of US$9.19¹ per share
– US$6.26 in cash; plus
– 0.589 CSR ordinary shares per Zoran share
Total consideration of US$484m¹, of which US$313m in cash and
US$171m¹ in stock
Equivalent to an enterprise value of US$233m¹, net of Zoran’s cash balance of US$251m at 31 March 2011
Dr Levy Gerzberg, Co-founder, President and CEO of Zoran to join the CSR Board as a Non-Executive Director
Completion expected in Q3 2011
1 Market data as of 16 June 2011

Zoran remains a highly attractive addition to CSR’s business
Increasing CSR’s revenues by around 50% at a gross margin of over 50%
Significant IP portfolio, built up over 25 years
A market leader in cameras, silicon tuners, DTV US and printers
Significant SoC engineering capabilities in areas of strategic importance for CSR
US$50m of synergies across the combined group underpinned by two months of detailed integration planning
An additional US$20m of cost reductions through “rightsizing”
Expected to deliver 15%+ EPS accretion in 2012

New transaction terms
1 Market data as of 16 June 2011

(US$) As at 21 February Current
Offer price per share $13.03 $9.19
1
Enterprise value $418m $233m
1
Form of consideration 100% shares 65% cash / 35% shares
Cash $0m $3 13m
Buyback $240m $0m
Pro forma Zoran ownership 35% 16.5%
Synergies $50m $5 0m + $20m “right-sizing”
Synergy visibility Due diligence as “counterparties”
Full programme following 2 month joint
integration planning
Accretion “Strong double digit” 15%+
Board members 2 1 (Levy Gerzberg)
1

Zoran transaction renegotiated Confirmation of the fundamental value of Zoran Reiteration of strategic fit Agenda

Expansion of CSR’s end markets
Handset
PND
Camera Other
Gaming
PC
Automotive
Audio
Handset
Automotive
PND
Audio
Gaming
PC
Other
2008
100% = US$695m 100% = US$801m
2010 2010 pro forma for Zoran
100% = US$1,242m
Handset
Audio
PND
Camera
Gaming
PC
Automotive
DTV
BBR
Printer
DVD
STB
Other
Source: CSR 2010 audited results, Zoran 2010 audited full year results and Microtune management information
1
Pro forma including Zoran and one full year of Microtune

1

Expansion of CSR’s technology portfolio
2008
100% = US$695m 100% = US$801m
Bluetooth
Bluetooth
GPS
WiFi FM
2010 2010 pro forma for Zoran
WiFi
FM
GPS
Bluetooth
Imaging and
Video
100% = US$1,242m
Source: CSR 2010 audited results, Zoran 2010 audited full year results and Microtune management information
1
Pro forma including Zoran and one full year of Microtune

1

Zoran Q1 results and Q2 guidance
On 9 May 2011, Zoran surprised the market with its weak Q2 guidance
Biggest contributors were Cisco Flip cancellation and Japanese earthquake
Some other product lines experienced some delay to customer design wins, although the short term revenue impact is less material
We are satisfied following extensive due diligence – including an extended financial review by our reporting accountants - that
There are no fundamental issues with the quality of Zoran’s IP
The market position of the camera business remains strong – albeit the division as a whole has a smaller revenue base
The printer business is performing in line with our previous expectations
There is strong technology within the Home Entertainment division which offers attractive growth possibilities
Overall we see a smaller business, but with as compelling a strategic interest to CSR as we had previously identified

Underlying quality of key divisions remains
Summary
Revenue baseline range for 2011 from flat H1/H2 up to normal seasonality
¹ Overall market position estimated from individual technology market positions in the segments

2010 PF rev
($m) Market position GM Growth drivers Key customers
Cameras 168 Leader¹ High
40’s
Connectivity and location
Estimated market growth c. 9%
Samsung, Sony,
Nikon, Olympus
Silicon
tuners
89 Strong market
share
High
40’s growth c. 50%
Estimated market growth c. 1%
Samsung,
Motorola, Cisco,
ARRIS, ADB,
Panasonic,
Humax
Printers 62 Joint leader¹ ~70% Stable
Connectivity opportunity
Sharp, Xerox,
Toshiba, HP,
Canon, RICOH,
Kodak, Samsung
DTV 72 Significant IP,
number 1 in US
High
30 ’s
Connectivity opportunity
Estimated market growth c. 9%
Samsung,
Toshiba, Sharp,
Funai, Vizio
Penetration in digital TVs with

Zoran’s IP and know how
Robust Patent Portfolio across a range of technologies comprised of
>850 issued and pending patents
SoC know-how — Zoran has experience of taping out multiple complex
SoCs each year
Leading capability in video and image capture technology
Advanced DSP algorithm development expertise
High speed digital interface knowledge (e.g. HDMI)

Cost synergies and rightsizing
Total cost synergies target across the combined group unchanged at
$50m
Additional US$20m of rightsizing
Expected one-off restructuring and integration costs of $50m
($m) Comments
Zoran Q1 2011 opex run rate $260m
Zoran actions ($30m)

analysed by CSR
Combined group opex synergies ($35m)

listing costs, overlapping operations, duplicative
R&D)
Rightsizing ($20m)

Net increase to CSR opex run rate $175m
Combined group COGS synergies ($15m)
Remainder of $50m target synergies (wafer

Identified savings currently underway and
c. 2 / 3 of target of $50m synergies (head office,
Further action to align divisional costs
with revenue opportunity
pricing, transferral of operations best practice)

Zoran transaction renegotiated Confirmation of the fundamental value of Zoran Reiteration of strategic fit Agenda

DTV TAM (M)
300
250
200
150
100
50
0
2010
2015

SAM ($M)
2500
2000
1500
1000
500
0
2010
2015
TV Chip
FRC
Connectivity

	✓	✓	✓
	✓	✓	✓
	✓	✓	
	✓	✓	
	✓	✓

Digital TV – Strategic Opportunity
Existing relationships Positive
feedback to
proposed
strategy
CSR Zoran
Samsung
Sony
LG n/a
Panasonic n/a
Sharp n/a
Opportunity for combined
group
Products
BT-LE remote control/glasses CSR 1000
Wi-Fi connected TV CSR 6030
Low latency speakers BC5 MM
Differentiated FRC SFRC 501
TV chip SupraHD 795
Source: CSR 2011
1 FRC: Frame Rate Conversion
Source: CSR 2011

10% CAGR
17% CAGR

DSC/DVC TAM (M)
180
160
140
120
100
80
60
40
20
0
2010
2015
DSC
DVC

SAM ($M)
600
500
400
300
200
100
0
2010
2015
Camera Chip
Connectivity
GPS

	✓		
	✓	✓	✓
	✓	✓	✓
		✓	
		✓	
	✓	✓	✓
	✓	✓	
	✓	✓

Digital Camera – Strategic Opportunity
Opportunity for combined
group
Products
Geo-tagging SiRFstarIV GSD4e,
SiRFstarIV GSD4t
Wi-Fi Direct CSR6030
Lower end Camera COACH 13
Higher end Camera COACH 14
Existing relationships Positive
feedback to
proposed
strategy
CSR Zoran
Canon n/a
Nikon
Sony
Kodak n/a
Olympus n/a
Samsung
Fujifilm n/a
Panasonic n/a
9% CAGR
2% CAGR
Source: iSuppli
Source: iSuppli, CSR 2011

Auto TAM (M)
250
200
150
100
50
0
2010
2015
Head Units
PNDs

SAM ($M)
2500
2000
1500
1000
500
0
2010
2015
GPS
Infotainment Silicon

	✓		✓
	✓		✓
	✓		✓
	✓		✓
	✓	✓	✓

Automotive – Strategic Opportunity
Opportunity for combined
group
Products
Automotive infotainment CSRprima
PND chip CSRatlasV
DVD play back Zoran
Image capture and AR COACH 14
Existing relationships Positive
feedback to
proposed
strategy
CSR Zoran
Continental
Pioneer
LG
Harman Becker
Sony
2% CAGR
7% CAGR
11% CAGR
Source: iSuppli, CSR 2011
Source: iSuppli, CSR 2011

Summary
CSR’s business is performing well and key chip developments remain on track
The transaction is a compelling opportunity for both companies
Revised financial terms
Excellent strategic fit
Step change in system “control points”
We have a strong track record of integrating acquisitions

Q&A